Exhibit 99.1

CyberArk Announces Strong Fourth Quarter and Full Year 2023 Results

Company Exceeds Expectations Across all Guided Metrics
Subscription Portion of Annual Recurring Revenue (ARR) of $582 million; Growth of 60% Year-over-Year
Total ARR of $774 million; Growth of 36% Year-over-Year
Subscription Revenue of $472.0 million for Full Year 2023; Growth of 68% Year-Over-Year
Record Total Revenue of $751.9 million for Full Year 2023; Growth Accelerates to 27% Year-Over-Year
Net Cash Provided by Operating Activities of $56.2 million for the Full Year 2023

Newton, Mass. and Petach Tikva, Israel – February 8, 2024 – CyberArk (NASDAQ: CYBR), the identity security company, today announced strong financial results for the fourth quarter and full year ended December 31, 2023.

“2023 was a momentous year for CyberArk and with our excellence in execution, we solidified our position as the leader in identity security,” said Matt Cohen, CyberArk's Chief Executive Officer. “Throughout the year, we consistently delivered strong results, including in the fourth quarter where top line growth accelerated, operating income and cash flow increased, and we again beat expectations across all guided metrics. Record demand for our SaaS solutions drove our subscription bookings mix to 95 percent in 2023 and recurring revenue reached 90 percent of our total revenue – we are now a fully recurring revenue company. The momentum in our business and our platform selling motion is demonstrated by our ARR reaching $774 million and growing 36 percent as well as our Subscription ARR reaching $582 million, growing 60 percent, with a record for net new Subscription ARR of $78 million in the fourth quarter. Our identity security platform is applying the right level of controls across all identities, human or machine, regardless of environment. In today’s threat landscape, our platform and security first approach are a business imperative, resulting in customers consolidating on our identity platform. With our execution in 2023, we enter 2024 in a position of strength, poised to continue to deliver durable growth, profitability, and cash flow.”

Financial Summary for the Fourth Quarter Ended December 31, 2023
•	Subscription revenue was $150.3 million in the fourth quarter of 2023, an increase of 70 percent from $88.5 million in the fourth quarter of 2022.
•	Maintenance and professional services revenue was $64.8 million in the fourth quarter of 2023, compared to $66.1 million in the fourth quarter of 2022.
•	Perpetual license revenue was $8.0 million in the fourth quarter of 2023, compared to $14.6 million in the fourth quarter of 2022.
•	Total revenue was $223.1 million in the fourth quarter of 2023, up 32 percent from $169.2 million in the fourth quarter of 2022, outperforming guidance.
•	GAAP operating loss was $(4.7) million, and non-GAAP operating income was $34.7 million in the fourth quarter of 2023, outperforming guidance.
•
GAAP net income was $8.9 million, or $0.20 per diluted share, in the fourth quarter of 2023. Non-GAAP net income was $38.1 million, or $0.81 per diluted share, in the fourth quarter of 2023, outperforming guidance.

Financial Summary for the Full Year Ended December 31, 2023
•	Subscription revenue was $472.0 million in the full year 2023, an increase of 68 percent from $280.6 million in the full year 2022.
•	Maintenance and professional services revenue was $258.8 million in the full year 2023, compared to $261.1 million in the full year 2022.
•	Perpetual license revenue was $21.0 million in the full year 2023, compared to $50.0 million in the full year 2022.
•	Total revenue was $751.9 million in the full year 2023, accelerating to 27 percent year over year growth from $591.7 million.
•	GAAP operating loss was $(116.5) million, and non-GAAP operating income was $33.5 million in the full year 2023.
•	GAAP net loss was $(66.5) million, or $(1.60) per basic and diluted share, in the full year 2023. Non-GAAP net income was $52.0 million, or $1.12 per diluted share, in the full year 2023.

Balance Sheet and Net Cash Provided by Operating Activities
•	As of December 31, 2023, CyberArk had $1.3 billion in cash, cash equivalents, marketable securities, and short-term deposits.
•	During the full year, 2023, the Company’s net cash provided by operating activities was $56.2 million.
•	As of December 31, 2023, total deferred revenue was $480.6 million, an 18 percent increase from $408.4 million at December 31, 2022.

Key Business Highlights
•	Annual Recurring Revenue (ARR) was $774 million, an increase of 36 percent from $570 million at December 31, 2022.
o
The Subscription portion of ARR was $582 million, or 75 percent of total ARR at December 31, 2023. This represents an increase of 60 percent from $364 million, or 64 percent of total ARR, at December 31, 2022.

o	The Maintenance portion of ARR was $192 million at December 31, 2023, compared to $206 million at December 31, 2022.
•
Recurring revenue in the fourth quarter was $201.5 million, an increase of 41 percent from $142.6 million for the fourth quarter of 2022. For the full year 2023, recurring revenue was $679.6 million, an increase of 36 percent from $498.3 million for the full year 2022.

Recent Developments
•
CyberArk was named an Overall Leader in the KuppingerCole Analysts AG 2023 “Leadership Compass: Cloud Infrastructure Entitlement Management (CIEM)”(1) report. The company’s leadership is based on the strength of the CyberArk Identity Security Platform and its innovative cloud security solutions.

•
CyberArk was named an Overall Leader in the KuppingerCole Analysts AG 2023 “Leadership Compass: Access Management”(2) report. The company’s overall leadership position is based on the strength of its CyberArk Identity offering across the report’s product, innovation and market categories.

•
CyberArk Elevates Passwordless Experience with new Passkeys Authentication for CyberArk Identity customers, furthering its commitment to help customers reduce credential theft and improve productivity.

•	CyberArk joined the Microsoft Security Copilot Partner Private Preview.

Business Outlook
Based on information available as of February 8, 2024, CyberArk is issuing guidance for the first quarter and full year 2024 as indicated below.

First Quarter 2024:
•	Total revenue is expected to be in the range of $209.0 million and $215.0 million, representing growth of 29 percent to 33 percent compared to the first quarter of 2023.
•	Non-GAAP operating income is expected to be in the range of $7.5 million to $12.5 million.
•	Non-GAAP net income per share is expected to be in the range of $0.21 to $0.31 per diluted share.
o	Assumes 47.8 million weighted average diluted shares.

Full Year 2024:
•	Total revenue is expected to be in the range of $920.0 million to $930.0 million, representing growth of 22 percent to 24 percent compared to the full year 2023.
•	Non-GAAP operating income is expected to be in the range of $75.5 million to $84.5 million.
•	Non-GAAP net income per share is expected to be in the range of $1.63 to $1.81 per diluted share.
o	Assumes 48.0 million weighted average diluted shares.
•	ARR as of December 31, 2024 is expected to be in the range of $968.0 million to $983.0 million, representing growth of 25 percent to 27 percent from December 31, 2023.
•	Non-GAAP free cash flow is expected to be in the range of $85.0 million to $95.0 million for the full year 2024.

(1)	KuppingerCole Analysts AG “Leadership Compass: Cloud Infrastructure Entitlement Management (CIEM),” November 8, 2023, Paul Fisher
(2)	KuppingerCole Analysts AG “Leadership Compass: Access Management,” August 16, 2023 by Alejandro Leal

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Thursday, February 8, 2024 at 8:30 a.m. Eastern Time (ET) to discuss the Company’s fourth quarter and full year financial results and its business outlook. To access this call, dial +1 (888) 330-2455 (U.S.) or +1 (240) 789-2717 (international). The conference ID is 6515982. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 770-2030 (U.S.) or +1 (647) 362-9199 (international). The replay pass code is 6515982. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in identity security. Centered on intelligent privilege controls, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud environments and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on LinkedIn, Twitter, Facebook or YouTube.

Copyright © 2024 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)
•
Annual Recurring Revenue (ARR) is a performance indicator that provides more visibility into the growth of our recurring business in the upcoming year. ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and their associated M&S, and maintenance contracts related to the perpetual licenses in effect at the end of the reported period. ARR should be viewed independently of revenues and total deferred revenue as it is an operating measure and is not intended to be combined with or to replace either of those measures. ARR is not a forecast of future revenues and can be impacted by contract start and end dates and renewal rates. This visibility allows us to make informed decisions about our capital allocation and level of investment.

Subscription Portion of Annual Recurring Revenue
•
Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscriptions contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue
•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and self-hosted subscriptions contracts in effect at the end of the reported period.

Recurring Revenue
•	Recurring Revenue is defined as revenue derived from SaaS and self-hosted subscription contracts, and maintenance contracts related to perpetual licenses during the reported period.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP net income (loss) and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net income (loss) or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•
Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, amortization of intangible assets related to acquisitions, and impairment of capitalized software development costs.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income (loss) is calculated as GAAP operating loss excluding share-based compensation expense, impairment of capitalized software development costs, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income (loss) is calculated as GAAP net income (loss) excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, impairment of capitalized software development costs, amortization of debt discount and issuance costs, gain from investment in privately held companies, and the tax effect of non-GAAP adjustments.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, impairment of capitalized software development costs, non-cash interest expense related to the amortization of debt discount and issuance cost, gain from investment in privately held companies, and the tax effect of the non-GAAP adjustments and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions, and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs, the tax effect of the non-GAAP adjustments, and purchase of property and equipment. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance as well as changes in interest rates and foreign exchange rates, which impact other GAAP performance metrics. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; fluctuation in the Company’s quarterly results of operations due to sales cycles and multiple pricing and delivery models; the Company’s ability to sell into existing and new customers and industry verticals; an increase in competition within the Privileged Access Management and Identity Security markets; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; complications or risks in connection with the Company’s subscription model, including uncertainty regarding renewals from its existing customer base, and retaining sufficient subscription or maintenance and support service renewal rates; risks related to compliance with privacy and data protection laws and regulations; regulatory and geopolitical risks associated with global sales and operations, as well as impacts from the ongoing war between Israel and Hamas and other conflicts in the region, as  our principal executive offices, most of our research and development activities and other significant operations are located in Israel; risks regarding potential negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, rising interest rates, bank failures, inflation, and the potential for regional or global recessions; the Company’s ability to hire, train, retain and motivate qualified personnel; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s history of incurring net losses and its ability to achieve profitability in the future; risks related to the Company’s ongoing transition to a new Chief Executive Officer; risks related to sales made to government entities; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of strategic acquisitions; the Company’s ability to expand its sales and marketing efforts and expand its channel partnerships across existing and new geographies; changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Relations Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Nick Bowman
CyberArk
+44 (0) 7841 673378
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2023	2022	2023

Revenues:
Subscription	$88,451	$150,257	$280,649	$472,023
Perpetual license	14,579	8,009	49,964	21,037
Maintenance and professional services	66,121	64,838	261,097	258,828

Total revenues	169,151	223,104	591,710	751,888

Cost of revenues:
Subscription	13,762	19,764	46,249	74,623
Perpetual license	913	700	2,893	1,873
Maintenance and professional services	20,153	19,189	76,904	79,635

Total cost of revenues	34,828	39,653	126,046	156,131

Gross profit	134,323	183,451	465,664	595,757

Operating expenses:
Research and development	51,477	53,792	190,321	211,445
Sales and marketing	90,737	106,607	345,273	405,983
General and administrative	22,178	27,763	82,520	94,801

Total operating expenses	164,392	188,162	618,114	712,229

Operating loss	(30,069)	(4,711)	(152,450)	(116,472)

Financial income, net	9,163	19,302	15,432	53,214

Income (loss) before taxes on income	(20,906)	14,591	(137,018)	(63,258)

Tax benefit (taxes on income)	(1,298)	(5,680)	6,650	(3,246)

Net income (loss)	$(22,204)	$8,911	$(130,368)	$(66,504)

Basic net income (loss) per ordinary share	$(0.54)	$0.21	$(3.21)	$(1.60)
Diluted net income (loss) per ordinary share	$(0.54)	$0.20	$(3.21)	$(1.60)

Shares used in computing net income (loss)
per ordinary shares, basic	40,923,682	42,069,678	40,583,002	41,658,424
Shares used in computing net income (loss)
per ordinary shares, diluted	40,923,682	47,107,294	40,583,002	41,658,424

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2022	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$347,338	$355,933
Short-term bank deposits	305,843	354,472
Marketable securities	301,101	283,016
Trade receivables	120,817	186,472
Prepaid expenses and other current assets	22,482	31,550

Total current assets	1,097,581	1,211,443

LONG-TERM ASSETS:
Marketable securities	227,748	324,548
Property and equipment, net	23,474	16,494
Intangible assets, net	27,508	20,202
Goodwill	153,241	153,241
Other long-term assets	217,040	214,816
Deferred tax asset	72,809	81,464

Total long-term assets	721,820	810,765

TOTAL ASSETS	$1,819,401	$2,022,208

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$13,642	$10,971
Employees and payroll accruals	77,328	95,538
Accrued expenses and other current liabilities	33,584	36,562
Convertible senior notes, net	-	572,340
Deferred revenues	327,918	409,219

Total current liabilities	452,472	1,124,630

LONG-TERM LIABILITIES:
Convertible senior notes, net	569,344	-
Deferred revenues	80,524	71,413
Other long-term liabilities	38,917	33,839

Total long-term liabilities	688,785	105,252

TOTAL LIABILITIES	1,141,257	1,229,882

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	107	111
Additional paid-in capital	660,289	827,260
Accumulated other comprehensive loss	(15,560)	(1,849)
Retained earnings (accumulated deficit)	33,308	(33,196)

Total shareholders' equity	678,144	792,326

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,819,401	$2,022,208

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Twelve Months Ended
	December 31,
	2022	2023

Cash flows from operating activities:
Net loss	$(130,368)	$(66,504)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	16,203	19,250
Amortization of premium and accretion of discount on marketable securities, net	3,894	(4,570)
Share-based compensation	120,821	140,101
Deferred income taxes, net	(15,630)	(7,879)
Increase in trade receivables	(7,606)	(65,655)
Amortization of debt discount and issuance costs	2,980	2,996
Increase in prepaid expenses, other current and long-term assets and others	(37,141)	(45,016)
Changes in operating lease right-of-use assets	4,558	6,566
Increase (decrease) in trade payables	4,053	(2,669)
Increase in short-term and long-term deferred revenues	91,167	72,190
Increase in employees and payroll accruals	714	6,981
Increase in accrued expenses and other current and long-term liabilities	4,801	7,507
Changes in operating lease liabilities	(8,738)	(7,094)

Net cash provided by operating activities	49,708	56,204

Cash flows from investing activities:
Investment in short and long term deposits	(496,894)	(337,835)
Proceeds from short and long term deposits	532,563	319,542
Investment in marketable securities and other	(375,731)	(406,633)
Proceeds from sales and maturities of marketable securities and other	325,472	344,046
Purchase of property and equipment	(12,517)	(4,948)
Payments for business acquisitions, net of cash acquired	(41,285)	-

Net cash used in investing activities	(68,392)	(85,828)

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	(184)	11,188
Proceeds from exercise of stock options	1,968	11,065
Proceeds in connection with employees stock purchase plan	15,143	15,831
Payments of contingent consideration related to acquisitions	(4,702)	-

Net cash provided by financing activities	12,225	38,084

Increase (decrease) in cash and cash equivalents	(6,459)	8,460

Effect of exchange rate differences on cash and cash equivalents	(3,053)	135

Cash and cash equivalents at the beginning of the period	356,850	347,338

Cash and cash equivalents at the end of the period	$347,338	$355,933

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by operating activities to Free cash flow:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2023	2022	2023

Net cash provided by operating activities	$20,497	$46,898	$49,708	$56,204
Less:
Purchase of property and equipment	(3,739)	(695)	(12,517)	(4,948)

Free cash flow	$16,758	$46,203	$37,191	$51,256

GAAP net cash used in investing activities	(247)	(84,140)	(68,392)	(85,828)
GAAP net cash provided by financing activities	563	18,889	12,225	38,084

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2023	2022	2023

Gross profit	$134,323	$183,451	$465,664	$595,757
Plus:
Share-based compensation (1)	4,098	4,500	15,060	17,612
Amortization of share-based compensation capitalized in software development costs (3)	82	84	346	393
Amortization of intangible assets (2)	1,705	1,704	6,044	6,817
Impairment of capitalized software development costs (3)	-	-	-	2,067

Non-GAAP gross profit	$140,208	$189,739	$487,114	$622,646

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2023	2022	2023

Operating expenses	$164,392	$188,162	$618,114	$712,229
Less:
Share-based compensation (1)	28,130	33,035	105,761	122,489
Amortization of intangible assets (2)	153	137	611	547
Acquisition related expenses	-	-	2,244	-

Non-GAAP operating expenses	$136,109	$154,990	$509,498	$589,193

Reconciliation of Operating loss to Non-GAAP Operating Income (loss):

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2023	2022	2023

Operating loss	$(30,069)	$(4,711)	$(152,450)	$(116,472)
Plus:
Share-based compensation (1)	32,228	37,535	120,821	140,101
Amortization of share-based compensation capitalized in software development costs (3)	82	84	346	393
Amortization of intangible assets (2)	1,858	1,841	6,655	7,364
Acquisition related expenses	-	-	2,244	-
Impairment of capitalized software development costs (3)	-	-	-	2,067

Non-GAAP operating income (loss)	$4,099	$34,749	$(22,384)	$33,453

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net Income (loss) to Non-GAAP Net Income (loss):

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2023	2022	2023

Net income (loss)	$(22,204)	$8,911	$(130,368)	$(66,504)
Plus:
Share-based compensation (1)	32,228	37,535	120,821	140,101
Amortization of share-based compensation capitalized in software development costs (3)	82	84	346	393
Amortization of intangible assets (2)	1,858	1,841	6,655	7,364
Acquisition related expenses	-	-	2,244	-
Amortization of debt discount and issuance costs	746	752	2,980	2,996
Gain from investment in privately held companies	-	(2,213)	(324)	(2,757)
Impairment of capitalized software development costs (3)	-	-	-	2,067
Taxes on income related to non-GAAP adjustments	(5,560)	(8,848)	(20,189)	(31,656)

Non-GAAP net income (loss)	$7,150	$38,062	$(17,835)	$52,004

Non-GAAP net income (loss) per share
Basic	$0.17	$0.90	$(0.44)	$1.25
Diluted	$0.16	$0.81	$(0.44)	$1.12

Weighted average number of shares
Basic	40,923,682	42,069,678	40,583,002	41,658,424
Diluted	45,600,508	47,107,294	40,583,002	46,375,198

(1) Share-based Compensation :
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2023	2022	2023

Cost of revenues - Subscription	$737	$1,219	$2,264	$4,178
Cost of revenues - Perpetual license	40	15	143	45
Cost of revenues - Maintenance and Professional services	3,321	3,266	12,653	13,389
Research and development	7,315	7,661	27,102	29,458
Sales and marketing	13,684	14,800	51,099	58,790
General and administrative	7,131	10,574	27,560	34,241

Total share-based compensation	$32,228	$37,535	$120,821	$140,101

(2) Amortization of intangible assets :
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2022	2023	2022	2023

Cost of revenues - Subscription	$1,663	$1,704	$5,894	$6,817
Cost of revenues - Perpetual license	42	-	150	-
Sales and marketing	153	137	611	547

Total amortization of intangible assets	$1,858	$1,841	$6,655	$7,364

(3) Classified as Cost of revenues - Subscription.